EXHIBIT 99.1

Student Transportation Inc. CEO to Appear on Canada's Business News Network

Video Series Highlights Company's Focus on Fleet, Family, Brand and Management Team

BARRIE, Ontario, March 28, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services announced today its CEO Denis Gallagher will appear on Canada's Business News Network (BNN) at approximately 7:45 a.m. ET on Thursday, May 29, 2012 to discuss the $24 billion dollar school bus industry, recent common share offering, and the new expansion in Simcoe County and Niagara region.

STI is continuing a series of videos that can be found on the company's website at www.rideSTBus.com. In interviews with Myron Kandel, the founding financial editor of CNN, talks with the CEO at the NASDAQ MarketSite Studio in New York City's Times Square about STI's core focus on important topics such as the Company's fleet, family of companies, brand and management team. The videos are an added feature to the Company's communications plan and allow investors the opportunity to learn more about STI.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 8,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com